SAZI FOODS, LLC
STATEMENT OF CASH FLOWS
NINE MONTHS FROM INCEPTION
MARCH 29, 2021 THROUGH DECEMBER 31, 2021
(See Independent Accountants' Compilation Report)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
Cash flows from operating activities:

| | |
|---|---|
| Net income (loss) | $(53,396) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | |
| None | -- |
| Net cash provided (used) by operating activities | (53,396) |
| Cash flows from investing activities: | |
| Member contributions | 3,396 |
| Cash flows from financing activities: | |
| Proceeds from note payable | 50,000 |
| Net increase (decrease) in cash and cash equivalents | -- |
| Cash and cash equivalents at beginning of year | -- |
| Cash and cash equivalents at end of year | $ -- |